Exhibit 99.1

Xinyuan Real Estate Co., Ltd.'s China Subsidiary Completes the Issue of RMB900 million of Onshore Corporate Bonds in China

BEIJING, November 16, 2020 /PRNewswire/-- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced the closing of the offering of the first tranche of onshore corporate bonds (the "First Tranche Bonds") with a coupon rate of 8.35%, by Xinyuan (China) Real Estate, Ltd. (the "Issuer"), the Company's wholly-owned subsidiary that targets the development of residential properties in China.

The issue size of the First Tranche Bonds is RMB900 million (approximately US$135.9 million). The First Tranche Bonds have a term of five years. The Issuer is entitled to raise the coupon rate and the investors are entitled to sell back the First Tranche Bonds at the end of the third year. The Notes were issued at the price of par value of RMB100 and are listed on the Shanghai Stock Exchange.

The First Tranche Bonds were offered outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The First Tranche Bonds have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release does not constitute an offer to sell the First Tranche Bonds, nor a solicitation for an offer to purchase the First Tranche Bonds in the U.S. or any other jurisdiction.

About Xinyuan Real Estate

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com